Exhibit 99.3

CONSENT OF EXPERT

FILED BY SEDAR

March 28, 2013

Ontario Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Alberta Securities Commission

Autorité des marchés financiers

Saskatchewan Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Lake Shore Gold Corp.

Re:                   Technical Report entitled “NI 43-101 Technical Report, Resource Estimate Update, and Prefeasibility Study and Mineral Reserve Estimate For Bell Creek Mine Hoyle Township Timmins, Ontario, Canada” dated March 28, 2013

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, I, Dean Crick, P. Geo., Director of Geology for Lake Shore Gold Corp., consent to the public filing of the technical report entitled “NI 43-101 Technical Report, Resource Estimate Update, and Prefeasibility Study and Mineral Reserve Estimate For Bell Creek Mine Hoyle Township Timmins, Ontario, Canada” dated March 28, 2013 (the “Report”), to the incorporation by reference of the Report into the Annual Information Form of Lake Shore Gold Corp. dated March 22, 2013 (“AIF”), and to the inclusion of extracts from, or a summary of, the Report in the written disclosure contained in the AIF.

I also consent to any extracts from, or a summary of, the Report in the written disclosure contained in the press release dated March 18, 2013 (the “Press Release”) of Lake Shore Gold Corp.

I hereby confirm that I have read the AIF and the Press Release, including the written technical disclosure contained in each, and that it fairly and accurately represents the information in the sections of the Report for which I am responsible that support the disclosure.

Sincerely,

[signed Dean Crick]

Dean Crick, P. Geo.